SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

MaxLinear Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

57776J100
(CUSIP Number)

Soulef Hadjoudj
Caisse de dépôt et placement du Québec
1000 place Jean-Paul-Riopelle, Montreal (Quebec), H2Z 2B3
Tel.: (514) 847-5998
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 2, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]           Rule 13d-1(b)
[X]           Rule 13d-1(c)
[ ]           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act

(however, see the Notes).

This Statement on Schedule 13 G/A  (the “Amendment”) relates to the Class A Common Stock of MaxLinear Inc., the address of the principal executive offices of which is 2051 Palomar Airport Road, Suite 100. Carlsbad, CA 92011 USA.

This Statement is being filed by Caisse de dépôt et placement du Québec ("Caisse"), solely for the purpose of amending the Cover Page of the statement on Schedule 13G/A, previously filed by Caisse on May 9, 2012 (the "Prior Schedule 13 G/A"), and more specifically, for the express purpose of changing the Date of Event which requires filing of the statement (“Date of event”) from May 2nd 2011 to May 2nd 2012.

The information provided in this Statement is only as of May 9, 2012, the date on which the Prior Schedule 13 G/A was filed.

This Amendment does not report any material additional information or substantive change in the information previously reported, other than the correction of the Date of event.

After reasonable inquiry and to the best of the signatory's knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature

Date: June 15, 2012

s/ Soulef Hadjoudj
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Signature

Soulef Hadjoudj, Legal Counsel
Name / Title